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                           January 2, 2024

       Carol Craig
       Chief Executive Officer
       Sidus Space Inc.
       150 N. Sykes Creek Parkway, Suite 200
       Merritt Island, FL 32953

                                                        Re: Sidus Space Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 27,
2023
                                                            File No. 333-276288

       Dear Carol Craig:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Pattan at 202-551-6756 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Sean Reid